1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com

MATTHEW CARTER

matthew.carter@dechert.com +1 202 261 3395 Direct +1 703 302 9402 Mobile

September 20, 2024

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: CAZ Strategic Opportunities Fund (File Nos. 333-273837 and 811-23892)

Dear Ms. Dubey:

On behalf of CAZ Strategic Opportunities Fund (the “Fund”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided in a phone call on September 6, 2024 among Matthew J. Carter and Claire J. Hinshaw of Dechert LLP, outside counsel to the Fund, and Anu Dubey of the Staff, in connection with the Staff’s review of the Post-Effective Amendment No. 2 to the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed with the SEC on August 23, 2024.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

PROSPECTUS

1.	Comment: Please supplementally confirm that FINRA has reviewed the proposed distribution terms for the transactions described in the Registration Statement and that FINRA has issued a no objections letter for the filing.

Response: The Fund respectfully notes that the offering of its Shares to the public is not subject to a FINRA review because it is an exempt offering pursuant to FINRA Rule 5110(h)(2)(L).

2.	Comment: The Staff notes that the disclosure is inconsistent throughout the Registration Statement regarding whether the Fund is a “newly organized” Fund.

September 20, 2024

Response: The Fund has revised the disclosure to remove references to “newly organized.”

3.	Comment: The Staff notes that Sector Risk is included as a principal risk for the Fund. If the Fund is currently heavily exposed to particular sectors, please disclose specific risks of those sectors as a principal risk of the Fund or explain why it is not appropriate to do so.

Response: The Fund respectfully notes that it has included disclosure regarding risks of investing in the infrastructure sector as a principal risk of the Fund. Although the Fund may be heavily exposed to other sectors as it deploys capital in the earlier stages of its investment operations, it does not expect to remain heavily exposed to such sectors. The Fund respectfully submits that it does not believe additional risk disclosure regarding specific sectors is necessary or appropriate at this time and undertakes to continue to evaluate the appropriateness of such disclosure in the future.

4.	Comment: In the “Summary of Fees and Expenses” section, please correct the formatting of Footnote 6 to the fees and expenses table.

Response: The Fund has corrected the formatting.

5.	Comment: In Footnote 6 to the fees and expenses table in the “Summary of Fees and Expenses” section, please move the disclosure regarding fee waivers for the share classes other than Class E and Class F out of the fees and expenses table given the fee waiver did not reduce operating expense for those share classes (see Instruction 3(e) to Item 3 of Form N-1A).

Response: The Fund has revised the disclosure accordingly.

6.	Comment: In the “Financial Highlights” section, please hyperlink the Fund’s annual shareholder report.

Response: The Fund has revised the disclosure accordingly.

7.	Comment: In the “Investment Objective and Principal Strategies” section, please disclose whether the Fund’s investment objective may be changed without a shareholder vote (see Item 8.2.a. of Form N-2).

Response: The Fund has revised the disclosure accordingly.

8.	Comment: In the “Investment Objective and Principal Strategies—Portfolio Composition” section, please make the following revision to the relevant disclosure:

September 20, 2024

“The Fund will comply with provisions of Section 8 and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary.”

Response: The Fund has revised the disclosure accordingly.

9.	Comment: In the “Fund Expenses—Organization and Offering Costs” section, please revise the sentence regarding recoupment to clarify that the ability to recoup does not apply to Class E or Class F expense reimbursements.

Response: The Fund has revised the disclosure as follows:

“The Adviser may recoup from the Fund any waived amount or reimbursed expenses with respect to the Fund, except for amounts waived or reimbursed pursuant to the Class E Expense Reimbursement and Class F Expense Reimbursement, pursuant to the Expense Support Agreement if such recoupment does not cause the Fund to exceed the current expense limit or the expense limit in place at the time of the waiver or reimbursement (whichever is lower) and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.”

10.	Comment: In the “How to Buy Shares—Eligible Investors” section, please make the following revision:

“Class E Shares and Class F Shares are each offered through specific intermediaries and may have ~~different~~additional eligibility requirements.”

Response: The Fund has revised the disclosure accordingly.

11.	Comment: In the “Repurchases and Transfers of Shares—Repurchase of Shares” section, please qualify the below sentence to except out early repurchase fees.

“The Fund does not impose any charges in connection with repurchases of Shares.”

Response: The Fund has revised the disclosure as follows:

“The Fund does not impose any charges in connection with repurchases of Shares, except for, when applicable, the 2.00% early repurchase fee.”

September 20, 2024

STATEMENT OF ADDITIONAL INFORMATION

12.	Comment: In the “Financial Statements” section, please hyperlink the Fund’s annual shareholder report.

Response: The Fund has revised the disclosure accordingly.

PART C: OTHER INFORMATION

13.	Comment: In the “Item 34. Undertakings” section, please insert the applicable undertaking language for undertaking 4(a) or explain why it is not applicable.

Response: The Fund has revised the disclosure accordingly.

14.	Comment: In the “Item 34. Undertakings” section, please insert the applicable undertaking language for undertaking 6.

Response: The Fund has revised the disclosure accordingly.

* * *

Should you have any questions regarding this letter, please contact Matthew Carter at 202.261.3395 (or by e-mail at Matthew.Carter@dechert.com).

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:        Christopher A. Zook, CAZ Investments LP

Isaiah Massey, CAZ Investments LP

Alexander Karampatsos, Dechert LLP

Thomas J. Friedmann, Dechert LLP